UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of May 8, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Dividend of NOK 10.50 approved by the Annual General Meeting

Oslo(2003-05-07): The Annual General Meeting of Norsk Hydro ASA has today adopted the board of directors' proposal to distribute a dividend of NOK 10.50 per share. The dividend will be paid on 22 May 2003 to shareholders who are listed in the company's register as of 7 May. Shares will be registered ex-dividend from 8 May, while American depositary Receipts (ADR) have been registered ex-dividend since 5 May.

The Annual General Meeting also authorised the Board to buy back shares within the next 18 months with the intention of subsequent cancellation. The authorisation is limited to buying 2,808,810 shares in the market. Based on an agreement with the Norwegian State, Hydro's largest shareholder, a proportional part of the State's shares may be bought for cancellation. The State's ownership share will therefore remain unaffected by the buyback and cancellation. In total, up to 5 million shares may be cancelled, equivalent to 1.9 percent of the outstanding shares. Final decisions on cancellation will have to made with a majority of 2/3 in a future General Meeting.

The following new members of the Corporate Assembly were elected : Karen Helene Midelfart and Lars Tronsgaard. Jørgen Lindegaard is leaving the Corporate Assembly.

Norsk Hydro sells share in PL 153

Oslo (2003-05-08): Norsk Hydro has entered into an agreement to sell a 30 percent stake in production license 153 in the Norwegian offshore sector. The buyer is Gaz de France. The sale includes the oil and gas discovery Gjøa.

The transaction is expected to result in an estimated accounting gain for Hydro of approximately NOK 250 million after tax.

"We are very pleased with the sale of our share in PL 153. It is the result of Hydro's active management of the company's oil and gas portfolio. For us, it's a strategic choice. The sale will free up capital for further growth within Hydro's core areas," says senior vice president Torstein Dale Sjøtveit, of Hydro Exploration and Development Norway.

Hydro is keeping its share in the western part of PL 153. Gjøa was discovered in 1989 and is located about 50 kilometers south-west of Florø, Norway. The find is not approved for development and the transaction will therefore not reduce Hydro's proven reserves.

The transaction between Hydro and Gaz de France is subject to approval by the Norwegian authorities.

PL 153 is currently owned by:

Norsk Hydro	30%
Petoro	30%
Statoil	20%
Shell	12%
RWE-DEA	8%

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President,

Corporate Accounting and Consolidation

May 8, 2003